

Report of Independent Registered Public Accounting Firm

To the Member of
Union Square Advisors LLC

We have reviewed management's statements, included in the accompanying Union Square Advisors LLC's Exemption Report in which:

1) Union Square Advisors LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Union Square Advisors LLC states Union Square Advisors LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Union Square Advisors LLC limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing capital raising or financing activities, and

- Union Square Advisors LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Union Square Advisors LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Union Square Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Union Square Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Dallas, Texas
February 26, 2026